UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers

333-226039

333-202364

333-189579

333-149989

333-85094

333-95795

Dominion Energy West Union Savings Plan

f/k/a Dominion Energy Transmission and West Virginia Union Savings Plan

Dominion Energy Ohio Union Savings Plan

(Exact name of registrant as specified in its charter)

Dominion Energy, Inc.

120 Tredegar Street

Richmond, Virginia 23219

Telephone: (804) 819-2284

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the Dominion Energy West Union Savings Plan

f/k/a Dominion Energy Transmission and West Virginia Union Savings Plan

Plan Interests in the Dominion Energy Ohio Union Savings Plan

(Title of each class of securities covered by this Form)

Dominion Energy, Inc. Common Stock, no par value(1)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None(2)

(1)

Although the duty to file reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), has been terminated with respect to the Dominion Energy West Virginia Union Savings Plan (f/k/a Dominion Energy Transmission and West Virginia Union Savings Plan) and the Dominion Energy Ohio Union Savings Plan (together, the Plans), the duty to file reports under Section 13(a) or 15(d) of the Exchange Act remains with respect to Dominion Energy, Inc. (Dominion Energy) common stock, without par value (Common Stock).

(2)

Due to the merger of the Plans into the Dominion Energy Salaried Savings Plan, offerings of shares of Common Stock and participation interests under the Plans have been terminated. On January 27, 2025, Dominion Energy and the Plans filed post-effective amendments on Form S-8 to deregister all shares of Common Stock and participation interests that remained unissued under the Plans. Therefore, the participation interests in the Plans no longer require registration. Accordingly, this Form 15 is being filed solely to suspend the Plans’ duty to file reports under Section 15(d) of the Exchange Act, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Benefits Committee for the Dominion Energy West Virginia Union Savings Plan and the Dominion Energy Ohio Union Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dominion Energy West Virginia Union Savings Plan Dominion Energy Ohio Union Savings Plan

Date: January 27, 2025	By:	/s/ Regina J. Elbert
Regina J. Elbert
Chair, Administrative Benefits Committee